SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

POLYMEDICA CORPORATION

(Name of Subject Company (issuer))

POLYMEDICA CORPORATION, as Offeror
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE
AND THE ASSOCIATED STOCK PURCHASE RIGHTS
(Title of Class of Securities)

731738100
(CUSIP Number of Class of Securities)

Keith W. Jones
Chief Financial Officer
PolyMedica Corporation
11 State Street
Woburn, MA 01801
(781) 933-2020
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven M. Peck, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, MA 02110
(617) 772-8300

CALCULATION OF FILING FEE:
Transaction Valuation(1)	Amount of Filing Fee(2)

Not Applicable	Not Applicable

(1) Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of [___] shares of common stock at the maximum tender offer price of $[___] per share.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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     This Tender Offer Statement on Schedule TO relates to pre-commencement communications in connection with the planned tender offer by PolyMedica Corporation, a Massachusetts corporation (the “Company”) to purchase shares of its outstanding common stock, $0.01 par value per share, including the associated stock purchase rights issued under the Rights Agreement, between the Company and Equiserve Trust Company, dated September 13, 2002 (the “Shares”), with an aggregate purchase price of up to $150,000,000, or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by the Company between $30.75 and $34.50, without interest. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

(a)(5)(i)	Fiscal 2005 fourth quarter conference call script of May 25, 2005.
(a)(5)(ii)	Press Release issued May 25, 2005 announcing price range for modified “Dutch Auction” tender offer.

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(5)(i)	Fiscal 2005 fourth quarter conference call script of May 25, 2005.
(a)(5)(ii)	Press Release issued May 25, 2005 announcing price range for modified “Dutch Auction” tender offer.

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